Exhibit 99.1

Seanergy Maritime Reports Record Second Quarter and First Half Financial Results for the Periods Ended June 30, 2024
Enhances Focus on Returning Capital to Shareholders
With Updated Dividend Policy
Declares Cash Dividend of $0.25 Per Share reflecting strong financial results

Highlights
(in million USD, except EPS)	Q2 2024	Q2 2023	6M 2024	6M 2023
Net Revenues	$43.1	$28.3	$81.4	$46.4
Net income / (loss)	$14.1	$0.7	$24.3	$(3.5)
Adjusted net income [1]	$16.0	$3.3	$27.6	$2.9
EBITDA[1]	$25.8	$12.7	$47.4	$20.9
Adjusted EBITDA[1]	$28.0	$15.7	$51.2	$19.6

Earnings / (loss) per share Basic	$0.68	$0.03	$1.18	$(0.20)
Earnings / (loss) per share Diluted	$0.68	$0.03	$1.18	$(0.20)
Adjusted earnings per share Basic[1]	$0.78	$0.18	$1.35	$0.16
Adjusted earnings per share Diluted[1]	$0.77	$0.18	$1.34	$0.16
Other Highlights and Developments:
■	Record second quarter net income of $14.1 million
■	Updated dividend policy targeting return of approximately 50% of operating cash flow available for distributions
■	Increased quarterly cash dividend of $0.25 per share for Q2 2024[2]
■	Total cash dividends of $1.85 per share, or $34.7 million, declared since March 2022
■	Fleet Time Charter Equivalent (“TCE”3) overperformance of Baltic Capesize Index (“BCI”) by 18% in 2Q24 and by 8% in 1H24
■	39% of available days for 2H24 fixed at a gross rate of $29,300
■	Delivery of the recently acquired M/V Iconship and commencement of period employment
■	Resumption of our stock buyback program
■	Successful completion of $58.3 million financing and refinancing transactions during the second quarter

1 Adjusted earnings / (loss) per share, Adjusted Net Income / (loss), EBITDA and Adjusted EBITDA are non-GAAP measures. Please see the reconciliation below of Adjusted earnings / (loss) per share, Adjusted Net Income / (loss), EBITDA and Adjusted EBITDA to net income, the most directly comparable U.S. GAAP measure.
2 Pursuant to revised divided policy tied to the Company’s operating cash flow after debt service.
3 TCE rate is a non-GAAP measure. Please see the reconciliation below of TCE rate to net revenues from vessels, the most directly comparable U.S. GAAP measure.

August 6, 2024 – Athens, Greece – Seanergy Maritime Holdings Corp. (“Seanergy” or the “Company”) (NASDAQ: SHIP), announced today its financial results for the second quarter and six months ended June 30, 2024. The Company also declared a quarterly cash dividend of $0.25 per common share for the second quarter of 2024 and announced an updated dividend policy targeting the distribution of approximately 50% of operating cash flow after debt service.
For the quarter ended June 30, 2024, the Company generated Net Revenues of $43.1 million, compared to $28.3 million in the second quarter of 2023, representing an increase of 52%. Adjusted EBITDA for the quarter was $28.0 million, 78% higher than $15.7 million in the same period of 2023. Net Income and Adjusted Net Income for the quarter were $14.1 million and $16.0 million, respectively, compared to Net Income of $0.7 million and Adjusted Net Income of $3.3 million in the second quarter of 2023. The daily TCE rate of the fleet for the second quarter of 2024 was $26,636, compared to $18,708 in the same period of 2023.
For the six-month period ended June 30, 2024, the Company generated Net Revenues of $81.4 million, compared to $46.4 million in the same period of 2023, marking an increase of 75%. Net Income and Adjusted Net Income for the six months were $24.3 million and $27.6 million, respectively, compared to Net Loss of $3.5 million and Adjusted Net Income of $2.9 million in the respective period of 2023. Adjusted EBITDA for the six months was $51.2 million, compared to $19.6 million for the same period of 2023. The daily TCE rate of the fleet for the first six-month period of 2024 was $25,365, compared to $14,756 in the same period of 2023. The average daily OPEX was $6,999 compared to $6,921 of the respective period of 2023.
Cash and cash-equivalents and restricted cash, as of June 30, 2024, stood at $38.2 million. Shareholders’ equity at the end of the second quarter was $254.7 million. Long-term debt (senior loans, finance lease liability and other financial liabilities) net of deferred charges stood at $247.6 million, while the book value of the fleet, including a chartered-in vessel and the advance for vessel acquisition, was $466.3 million.
Stamatis Tsantanis, the Company’s Chairman & Chief Executive Officer, stated:
“Seanergy generated record profitability in the second quarter and first half of 2024 as a result of the execution of our successful strategy to position the Company as a leading dry bulk operator with a pure-play Capesize fleet. The Capesize sector continued to perform more strongly than the other dry bulk asset classes, and Seanergy overperformed the Capesize index both in the second quarter and in the first half of the year. The daily TCE of our fleet was $26,636, representing a premium of about 18% compared to the $22,600 average of the Baltic Capesize Index for the period. Our active hedging plan was a main driver of this outperformance.
“Consistent with our proven strategy of returning capital to shareholders while balancing fleet growth and maintaining a strong balance sheet, our board of directors has adopted an updated dividend policy which further increases our focus on returning capital to our shareholders. Under our updated dividend policy, which targets distribution of approximately 50% of our operating cash flow after debt service, our quarterly dividend increases to $0.25 per share for the second quarter of 2024. Additionally, we resumed our stock repurchases and I have also purchased, in the open market, common shares and call options to purchase Seanergy stock in the coming quarters. Based on our strong and visible cash flow generation, we expect to be able to continue returning significant capital to our shareholders in the coming quarters.
“In terms of fleet updates, in 2024 to date, we have agreed to acquire two Capesize vessels which are, on average, younger than our current fleet. In June, we took delivery of the 2013-built M/V Iconship, with the vessel immediately commencing employment on an index linked time-charter with an earliest expiry date in March 2026. Furthermore, we expect to take delivery of a 2012 built Capesize, that will be renamed M/V Kaizenship, within the third quarter. Following these additions, our fleet will consist of 19 Capesize vessels, up from 17 at the start of 2024. We are pleased with the steady growth we are delivering, while also increasing dividend payments and stock repurchases.
“Moreover, during the quarter we entered a new $58.3 million financing agreement for the recently delivered M/V Iconship. We also refinanced a previous sale and leaseback facility secured by two of our vessels at a lower interest rate. On a net debt basis our loan-to-value ratio at the end of the quarter stood comfortably below 40%, highlighting the continued strength of our balance sheet.
“Regarding our guidance for the third quarter of 2024, we have fixed approximately 42% of our available days at an average gross rate of $29,500 which compares favorably with the performance of the BCI to date. Based on current FFA levels, our TCE is estimated to be approximately equal to $25,500. Lastly, for the second half of the year we have fixed 39% of our fleet’s days at a gross rate of $29,300.
“Concluding with our views on the market, Capesize earnings under the BCI have averaged about $24,000 year to date, at the traditionally weakest half of the year. This points to the strength of the market, which is based on the very low vessel ordering during the previous years. It is encouraging to note that the Capesize orderbook stands at a very low level by historical standards, especially when considering the need for fleet renewal necessitated by the stringent regulations aimed at limiting CO2 emissions. As regards vessel demand, China iron ore and coal imports have risen by 7% and 12% respectively year to date, while the 8% rise in Brazilian iron ore exports has added considerable ton miles. Additionally, steadily growing West African Bauxite exports have contributed to Atlantic Basin cargo flows and kept Capesize demand at high levels. Lastly, taking a longer-term view, we are encouraged by the development of new projects that are expected to add further to ton-mile demand.
“Seanergy is well positioned to continue performing strongly amidst the favorable Capesize market fundamentals, and we will remain focused on delivering high shareholder returns while opportunistically growing our fleet.”

Company Fleet:
Vessel Name	Capacity (DWT)	Year Built	Yard	Scrubber Fitted	Employment Type	FFA conversion option(1)	Minimum time charter (“T/C”) expiration	Maximum T/C expiration(2)	Charterer
Titanship(3)	207,855	2011	NACKS	-	T/C Index Linked	Yes	09/2024	01/2025	Olam
Patriotship	181,709	2010	Imabari	Yes	T/C Index Linked	Yes	01/2025	04/2025	Glencore
Dukeship	181,453	2010	Sasebo	-	T/C Index Linked	Yes	06/2025	09/2025	NYK
Paroship	181,415	2012	Koyo -Imabari	Yes	T/C Index Linked	Yes	08/2025	01/2026	Oldendorff
Worldship	181,415	2012	Koyo – Imabari	Yes	T/C Index Linked	Yes	10/2025	02/2026	NYK
Iconship	181,392	2013	Imabari	-	T/C Index Linked	Yes	03/2026	06/2026	Costamare
Hellasship	181,325	2012	Imabari	-	T/C Index Linked	Yes	12/2024	04/2025	NYK
Honorship	180,242	2010	Imabari	-	T/C Index Linked	Yes	03/2025	07/2025	NYK
Fellowship	179,701	2010	Daewoo	-	T/C Index Linked	Yes	06/2026	11/2026	Anglo American
Championship	179,238	2011	Sungdong SB	Yes	T/C Index Linked	Yes	04/2025	11/2025	Cargill
Partnership	179,213	2012	Hyundai	Yes	T/C Index Linked	Yes	09/2024	12/2024	Uniper
Knightship	178,978	2010	Hyundai	Yes	T/C Index Linked	Yes	11/2025	01/2026	Glencore
Lordship	178,838	2010	Hyundai	Yes	T/C Index Linked	Yes	01/2026	05/2026	Costamare
Friendship	176,952	2009	Namura	-	T/C Index Linked	Yes	12/2024	04/2025	NYK
Flagship	176,387	2013	Mitsui	-	T/C Index Linked	Yes	05/2026	07/2026	Cargill
Geniuship	170,057	2010	Sungdong SB	-	T/C Index Linked	Yes	06/2025	09/2025	NYK
Premiership	170,024	2010	Sungdong SB	Yes	T/C Index Linked	Yes	03/2025	05/2025	Glencore
Squireship	170,018	2010	Sungdong SB	Yes	T/C Index Linked	Yes	04/2025	06/2025	Glencore
Total / Average age	3,236,212	13.4 years	-	-	-	-	-	-	-
(1)	The Company has the option to convert the index-linked rate to fixed for periods ranging between 1 and 12 months, based on the prevailing Capesize FFA Rate for the selected period.
(2)	The latest redelivery date does not include any additional optional periods.
(3)	The vessel is operated by the Company on the basis of a 12-month bareboat charter-in contract with the owners of the vessel, including a purchase option at the end of the bareboat charter.
Vessel to be delivered:
Vessel Name	Capacity (DWT)	Year Built	Yard	Scrubber Fitted
Kaizenship	181,396	2012	Koyo	-

Fleet Data:
(U.S. Dollars in thousands)
	Q2 2024	Q2 2023	6M 2024	6M 2023
Ownership days (1)	1,567	1,456	3,114	2,995
Operating days (2)	1,562	1,443	3,099	2,963
Fleet utilization (3)	99.7%	99.1%	99.5%	98.9%
TCE rate (4)	$26,636	$18,708	$25,365	$14,756
Daily Vessel Operating Expenses (5)	$6,844	$6,919	$6,999	$6,921

(1)
Ownership days are the total number of calendar days in a period during which the vessels in a fleet have been owned or chartered in. Ownership days are an indicator of the size of the Company’s fleet over a period and affect both the amount of revenues and the amount of expenses that the Company recorded during a period.

(2)
Operating days are the number of available days in a period less the aggregate number of days that the vessels are off-hire due to unforeseen circumstances. Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to major repairs, dry-dockings, lay-up or special or intermediate surveys. Operating days include the days that our vessels are in ballast voyages without having finalized agreements for their next employment. The Company’s calculation of operating days may not be comparable to that reported by other companies.

(3)
Fleet utilization is the percentage of time that the vessels are generating revenue and is determined by dividing operating days by ownership days for the relevant period. Fleet Utilization is used to measure a company’s ability to efficiently find suitable employment for its vessels and minimize the number of days that its vessels are off-hire for unforeseen events. We believe it provides additional meaningful information and assists management in making decisions regarding areas where we may be able to improve efficiency and increase revenue and because we believe that it provides useful information to investors regarding the efficiency of our operations.

(4)
TCE rate is defined as the Company’s net revenue less voyage expenses during a period divided by the number of the Company’s operating days during the period. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and other commissions. The Company includes the TCE rate, which is not a recognized measure under U.S. GAAP, as it believes it provides additional meaningful information in conjunction with net revenues from vessels, the most directly comparable U.S. GAAP measure, and because it assists the Company’s management in making decisions regarding the deployment and use of our vessels and because the Company believes that it provides useful information to investors regarding our financial performance. The Company’s calculation of TCE rate may not be comparable to that reported by other companies. The following table reconciles the Company’s net revenues from vessels to the TCE rate.

(In thousands of U.S. Dollars, except operating days and TCE rate)
	Q2 2024	Q2 2023	6M 2024	6M 2023
Vessel revenue, net	42,592	27,646	80,366	45,030
Less: Voyage expenses	986	651	1,760	1,308
Time charter equivalent revenues	41,606	26,995	78,606	43,722
Operating days	1,562	1,443	3,099	2,963
TCE rate	$26,636	$18,708	$25,365	$14,756
(5)
Vessel operating expenses include crew costs, provisions, deck and engine stores, lubricants, insurance, maintenance and repairs. Daily Vessel Operating Expenses are calculated by dividing vessel operating expenses, excluding pre delivery costs, by ownership days for the relevant time periods. The Company’s calculation of daily vessel operating expenses may not be comparable to that reported by other companies. The following table reconciles the Company’s vessel operating expenses to daily vessel operating expenses.

(In thousands of U.S. Dollars, except ownership days and Daily Vessel Operating Expenses)
	Q2 2024	Q2 2023	6M 2024	6M 2023
Vessel operating expenses	11,184	10,176	22,254	21,089
Less: Pre-delivery expenses	460	102	460	362
Vessel operating expenses before pre-delivery expenses	10,724	10,074	21,794	20,727
Ownership days	1,567	1,456	3,114	2,995
Daily Vessel Operating Expenses	$6,844	$6,919	$6,999	$6,921

Net income / (loss) to EBITDA and Adjusted EBITDA Reconciliation:
(In thousands of U.S. Dollars)
	Q2 2024	Q2 2023	6M 2024	6M 2023
Net income / (loss)	14,127	678	24,288	(3,507)
Interest and finance cost, net	4,596	4,937	9,235	10,203
Depreciation and amortization	7,065	7,103	13,911	14,180
EBITDA	25,788	12,718	47,434	20,876
Stock based compensation	1,538	2,447	3,017	6,127
Loss on extinguishment of debt	649	430	649	540
Loss on forward freight agreements, net	26	94	104	144
Gain on sale of vessels, net	-	-	-	(8,094)
Adjusted EBITDA	28,001	15,689	51,204	19,593

Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) represents the sum of net income / (loss), net interest and finance costs, depreciation and amortization and, if any, income taxes during a period. EBITDA is not a recognized measurement under U.S. GAAP. Adjusted EBITDA represents EBITDA adjusted to exclude stock-based compensation, loss on forward freight agreements, net, loss on extinguishment of debt, and the non-recurring gain on sale of vessels, net, which the Company believes are not indicative of the ongoing performance of its core operations.
EBITDA and adjusted EBITDA are presented as we believe that these measures are useful to investors as a widely used means of evaluating operating profitability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. EBITDA and adjusted EBITDA as presented here may not be comparable to similarly titled measures presented by other companies. These non-GAAP measures should not be considered in isolation from, as a substitute for, or superior to, financial measures prepared in accordance with U.S. GAAP.

Adjusted Net income Reconciliation and calculation of Adjusted Earnings Per Share
(In thousands of U.S. Dollars, except for share and per share data)
	Q2 2024	Q2 2023	6M 2024	6M 2023
Net income / (loss)	14,127	678	24,288	(3,507)
Stock based compensation	1,538	2,447	3,017	6,127
Loss on extinguishment of debt (non-cash)	304	190	304	300
Adjusted net income	15,969	3,315	27,609	2,920
Adjusted net income – common shareholders	15,285	3,263	26,427	2,844
Adjusted earnings per common share, basic	0.78	0.18	1.35	0.16
Adjusted earnings per common share, diluted	0.77	0.18	1.34	0.16
Weighted average number of common shares outstanding, basic	19,687,911	18,460,963	19,533,621	18,196,521
Weighted average number of common shares outstanding, diluted	19,832,695	18,460,963	19,659,370	18,196,521

To derive Adjusted Net Income and Adjusted Earnings Per Share, both non-GAAP financial measures, from Net Income, we adjust for dividends and undistributed earnings to non-vested participating securities and exclude non-cash items, as provided in the table above. We believe that Adjusted Net Income and Adjusted Earnings Per Share assist our management and investors by increasing the comparability of our performance from period to period since each such measure eliminates the effects of such non-cash items as loss on extinguishment of debt and other items which may vary from year to year, for reasons unrelated to overall operating performance. In addition, we believe that the presentation of the respective measure provides investors with supplemental data relating to our results of operations, and therefore, with a more complete understanding of factors affecting our business than with GAAP measures alone. Our method of computing Adjusted Net Income and Adjusted Earnings Per Share may not necessarily be comparable to other similarly titled captions of other companies due to differences in methods of calculation.
Third Quarter 2024 TCE Rate Guidance:
As of the date hereof, approximately 67% of the Company fleet’s expected operating days in the third quarter of 2024 have been fixed at an estimated TCE rate of approximately $27,243. Assuming that for the remaining operating days of our index-linked time charters, the respective vessels’ TCE rate will be equal to the average Forward Freight Agreement (“FFA”) rate of $22,977 per day (based on the FFA curve as of July 29, 2024), our estimated TCE rate for the third quarter of 2024 will be approximately $25,5134. The following table provides the breakdown of index-linked charters and fixed-rate charters in the third quarter of 2024:
	Operating Days	TCE
TCE - fixed rate (index-linked conversion)	766	$26,915
TCE - fixed rate	0	N/A
TCE – index-linked	859	$24,263
Total / Average	1,626	$25,513

4 This guidance is based on certain assumptions and there can be no assurance that these TCE rate estimates, or projected utilization will be realized. TCE estimates include certain floating (index) to fixed rate conversions concluded in previous periods. For vessels on index-linked T/Cs, the TCE rate realized will vary with the underlying index, and for the purposes of this guidance, the TCE rate assumed for the remaining operating days of the quarter for an index-linked T/C is equal to the average FFA rate of $22,977 based on the curve of July 29, 2024. Spot estimates are provided using the load-to-discharge method of accounting. The rates quoted are for days currently contracted. Increased ballast days at the end of the quarter will reduce the additional revenues that can be booked based on the accounting cut-offs and therefore the resulting TCE rate will be reduced accordingly.

Second Quarter and Recent Developments:
Dividend Distribution for Q1 2024 and Declaration of Q2 2024 Dividend
On July 10, 2024, the Company paid a quarterly dividend of $0.025 per share and a special dividend of $0.125 per share, for the first quarter of 2024, to all shareholders of record as of June 25, 2024.
The Company has declared a quarterly cash dividend of $0.25 per common share for the second quarter of 2024 payable on or about October 10, 2024, to all shareholders of record as of September 27, 2024.
Updated Dividend Policy
In August 2024, our Board of Directors (“Board”) adopted an updated dividend policy, pursuant to which we intend to distribute approximately 50% of our operating cash flow (the amount presented in our Cash Flow Statement for the period in question, incorporating all operating expenses, variations in working capital, interest expenses and amounts paid for drydocking),
•	Less: Debt repayments (this amount captures loan facilities, finance lease liabilities and other financial liabilities),
•
Less: Discretionary quarterly reserve (this amount will be assessed by the Board on a quarterly basis taking into consideration, among other things, (a) the share buybacks completed during the quarter, (b) anticipated capital expenditures such as vessel acquisitions and (c) a targeted liquidity buffer).

Any future dividends declared will be at the discretion and remain subject to approval of the Board each quarter, after its review of our financial condition and other factors, including but not limited to our earnings, prevailing charter market conditions, capital requirements, limitations under our debt agreements and applicable provisions of Marshall Islands law. Seanergy’s dividend policy and declaration and payment of dividends may be changed at any time and are subject to legally available funds and the Board’s determination that each declaration and payment is at the time in the best interests of Seanergy and its shareholders after review of the Company’s financial performance. There can be no assurance that our Board will declare or pay any dividend in the future.
At-The-Market Offering Program
Since the issuance of the Company’s earnings release for the first quarter of 2024, the Company did not conduct any sales of common shares under the “at-the-market” equity offering program initiated in December 2023 with B.Riley as sales agent. As of the date of this release, $24.9 of the Company’s common shares remain to be sold under the program.
Buyback of Common Shares
Since the issuance of the Company’s earnings release for the first quarter of 2024, the Company repurchased 166,903 common shares in open market transactions at an average price of $10.56 per share for an aggregate consideration of $1.8 million pursuant to the $25.0 million share repurchase program commenced in December 2023. All the abovementioned shares were cancelled and removed from our share capital as of the date of this release. As of August 2, 2024, the Company had 20,611,924 common shares issued and outstanding.
Since the fourth quarter of 2021, the Company has completed $42.9 million in securities repurchases, consisting of (i) $6.0 million in common shares in open market transactions at an average price of $7.24 per common share and (ii) $36.9 million in convertible notes and warrants in private transactions and pursuant to a tender offer.
Open Market purchases of stock options and shares by the CEO
Seanergy’s Chairman & Chief Executive Officer, Mr. Stamatis Tsantanis, has recently purchased 600 call option contracts, allowing the purchase of up to 60,000 common shares of the Company upon expiration. The call option contracts have an average strike price of $11.7 and an expiration date of January 2025. During the same period, Mr. Tsantanis has purchased an additional 3,400 common shares of the Company in the open market through various dates at an average purchase price of $9.32 per common share.

Vessel Transactions and Commercial Updates
M/V Iconship – Delivery and New T/C agreement
In June 2024, the Company announced the delivery of the M/V Iconship, a 181,392 dwt Capesize bulk carrier, built in 2013 in Japan. At the same time, M/V Iconship commenced its T/C employment with Costamare Bulkers Inc. (“Costamare”), for a duration of minimum 21 months to about 24 months. The daily hire is based at a premium over the BCI. The Company has the option to convert the daily hire from index-linked to fixed for a period of 2 to 12 months based on prevailing Capesize FFA curve. The acquisition of the vessel has been financed with cash on hand and proceeds from the AVIC Sale & leaseback agreement mentioned below.

M/V Lordship - New T/C agreement
In June 2024, the M/V Lordship was fixed on a T/C with Costamare. Following the completion of the vessel’s scheduled drydocking, on July 31, 2024, the T/C commenced for a period of minimum January 1, 2026 to maximum May 31, 2026. The daily hire will be based on the 5 T/C routes of the BCI, while the Company has the option to convert the daily hire from index-linked to fixed for a minimum period of 2 months to a maximum of 12 months based on the prevailing Capesize FFA curve. The Company will also receive the majority of the benefit from the scrubber profit-sharing scheme based on the price difference between high-sulfur and low-sulfur fuel.

M/V Dukeship – Time charter extension
In July 2024, the charterer of the M/V Dukeship agreed to extend the time charter agreement in direct continuation from the previous agreement. The extension period commenced on July 24, 2024 for a duration of minimum June 30, 2025 up to maximum September 30, 2025. All main terms of the time charter remain materially the same.

M/V Fellowship – Time charter extension
In July 2024, the charterer of the M/V Fellowship agreed to extend the time charter agreement in direct continuation from the current agreement. The extension period will commence within October 2024 for a duration of minimum 20 months to about 24 months. All main terms of the time charter remain materially the same.

M/V Geniuship – Time charter extension
In June 2024, the charterer of the M/V Geniuship agreed to extend the time charter agreement in direct continuation from the previous agreement. The extension period commenced on July 19, 2024, for a duration of minimum June 2025 up to maximum September 2025. The daily hire is based at a revised premium over the BCI, while all other main terms of the time charter remain materially the same.

M/V Honorship – Time charter extension
In May 2024, the charterer of the M/V Honorship agreed to extend the time charter agreement in direct continuation from the previous agreement. The extension period commenced on May 30, 2024, for a duration of minimum March 16, 2025 to maximum July 15, 2025. The daily hire is based at a revised premium over the BCI, while all other main terms of the time charter remain materially the same.
Financing Updates
M/Vs Iconship, Hellasship, Patriotship – AVIC Sale & leaseback agreement
The Company entered into three separate sale and leaseback agreements of $58.3 million in aggregate with AVIC International Leasing Co. to refinance the existing debt of the M/Vs Hellasship and Patriotship, and to partially finance the acquisition of the M/V Iconship. The vessels have been sold and chartered back on a bareboat basis for a five-year period commencing on each delivery date. The Company has continuous options to repurchase the vessels at predetermined prices at any time of the bareboat charter. At the end of the bareboat period, Seanergy has the obligation to purchase the vessels for an aggregate amount of approximately $31.5 million. Each financing bears interest of 3-month term SOFR plus 2.55% per annum and the interest rate is approximately 120 bps lower than the rate of the refinanced sale and leaseback agreements. The aggregate charterhire principal for the three vessels will amortize through four quarterly installments of approximately $2.1 million, followed by sixteen quarterly installments of approximately $1.2 million.

Conference Call:
The Company’s management will host a conference call to discuss financial results on Tuesday, August 6, 2024 at 11:00 a.m. Eastern Time.
Audio Webcast and Earnings Presentation:
There will be a live, and then archived, webcast of the conference call available and accompanying presentation available through the Company’s website. To access the presentation and listen to the archived audio file, visit our website, following the Webcast & Presentations section under our Investor Relations page. Participants to the live webcast should register on Seanergy’s website approximately 10 minutes prior to the start of the webcast, following this link.
Conference Call Details:
Participants have the option to register for the call using the following link. You can use any number from the list or add your phone number and let the system call you right away.

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Balance Sheets
(In thousands of U.S. Dollars)

	June 30, 2024	December 31, 2023*
ASSETS
Cash and cash equivalents and restricted cash	38,224	24,928
Vessels, net, right-of-use asset and advance for vessel acquisition	466,286	440,038
Other assets	20,467	12,911
TOTAL ASSETS	524,977	477,877

LIABILITIES AND STOCKHOLDERS’ EQUITY
Long-term debt, finance lease liability and other financial liabilities, net of deferred finance costs	247,625	232,568
Other liabilities	22,651	16,864
Stockholders’ equity	254,701	228,445
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	524,977	477,877

*	Derived from the audited consolidated financial statements as of that date

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Statements of Operations
 (In thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Vessel revenue, net	42,592	27,646	80,366	45,030
Fees from related parties	541	682	1,060	1,324
Revenue, net	43,133	28,328	81,426	46,354
Expenses:
Voyage expenses	(986)	(651)	(1,760)	(1,308)
Vessel operating expenses	(11,184)	(10,176)	(22,254)	(21,089)
Management fees	(184)	(145)	(359)	(374)
General and administrative expenses	(4,303)	(4,776)	(8,932)	(10,681)
Depreciation and amortization	(7,065)	(7,103)	(13,911)	(14,180)
Loss on forward freight agreements, net	(26)	(94)	(104)	(144)
Gain on sale of vessels, net	-	-	-	8,094
Operating income	19,385	5,383	34,106	6,672
Other income / (expenses):
Interest and finance costs	(4,854)	(5,058)	(9,716)	(10,395)
Loss on extinguishment of debt	(649)	(430)	(649)	(540)
Interest and other income	262	806	490	882
Other, net	(17)	(23)	57	(126)
Total other expenses, net:	(5,258)	(4,705)	(9,818)	(10,179)
Net income / (loss)	14,127	678	24,288	(3,507)

Net income / (loss) per common share, basic	0.68	0.03	1.18	(0.20)
Net income / (loss) per common share, diluted	0.68	0.03	1.18	(0.20)
Weighted average number of common shares outstanding, basic	19,687,911	18,460,963	19,533,621	18,196,521
Weighted average number of common shares outstanding, diluted	19,832,695	18,460,963	19,659,370	18,196,521

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Cash Flow Data
 (In thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

	Six months ended June 30,
	2024	2023
Net cash provided by operating activities	35,048	1,604

Vessels acquisitions and improvements	(34,313)	(134)
Advance for vessel acquisition	(4,450)	-
Finance lease prepayments and other initial direct costs	(305)	(3,500)
Proceeds from sale of assets	-	23,910
Deposits assets, non-current	-	1,325
Other fixed assets, net	-	(176)
Net cash (used in) / provided by investing activities	(39,068)	21,425

Proceeds from long-term debt and other financial liabilities	58,279	53,750
Repayments of long-term debt and other financial liabilities	(40,576)	(70,868)
Payments of finance lease liabilities	(1,079)	-
Repayments of convertible notes	-	(8,000)
Payments of financing and stock issuance costs	(917)	(1,282)
Payments for repurchase of common stock	(1,722)	(1,583)
Dividend payments	(2,492)	(5,048)
Payments for fractional shares of reverse stock split	-	(23)
Proceeds from issuance of common stock and warrants, net of underwriters fees and commissions	5,823	-
Net cash provided by / (used in) financing activities	17,316	(33,054)

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the period for interest	10,260	8,899

Noncash financing activities
Dividends declared but not paid	3,108	491
Financing and stock issuance costs	2,035	-

About Seanergy Maritime Holdings Corp.
Seanergy Maritime Holdings Corp. is a prominent pure-play Capesize ship-owner publicly listed in the U.S. Seanergy provides marine dry bulk transportation services through a modern fleet of Capesize vessels. The Company’s operating fleet consists of 18 vessels (1 Newcastlemax and 17 Capesize) with an average age of approximately 13.4 years and an aggregate cargo carrying capacity of approximately 3,236,212 dwt. Upon completion of the delivery of the previously announced Capesize vessel acquisition, the Company’s operating fleet will consist of 19 vessels (1 Newcastlemax and 18 Capesize) with an aggregate cargo carrying capacity of approximately 3,417,608 dwt.
The Company is incorporated in the Republic of the Marshall Islands and has executive offices in Glyfada, Greece. The Company’s common shares trade on the Nasdaq Capital Market under the symbol “SHIP”.
Please visit our Company website at: www.seanergymaritime.com.
Forward-Looking Statements
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, including with respect to the declaration of dividends, market trends and vessels we have agreed to acquire. Words such as “may”, “should”, “expects”, “intends”, “plans”, “believes”, “anticipates”, “hopes”, “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company’s operating or financial results; the Company’s liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, impacts of litigation, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; broader market impacts arising from war (or threatened war) or international hostilities, such as between Israel and Hamas and Russia and Ukraine; risks associated with the length and severity of pandemics (including COVID-19), including their effects on demand for dry bulk products and the transportation thereof; and other factors listed from time to time in the Company’s filings with the SEC, including its most recent annual report on Form 20-F. The Company’s filings can be obtained free of charge on the SEC’s website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
For further information please contact:
Seanergy Investor Relations
Tel: +30 213 0181 522
E-mail: ir@seanergy.gr

Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1540
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com